Delisting Determination, The Nasdaq Stock Market, LLC, July 10, 2023, Bed Bath & Beyond Inc.
The Nasdaq Stock Market LLC (the Exchange) has determined to remove from listing the common stock of Bed Bath & Beyond Inc. (the Company), effective at the opening of the trading session on July 20, 2023. Based on review of information provided by the Company, Nasdaq
Staff determined that the Company no longer qualified for listing on the Exchange pursuant to Listing Rules 5101, 5110(b), and IM-5101-1.
The Company was notified of the Staff determination on April 24, 2023. The Company did not appeal the Staff determination to the Hearings Panel. The Company securities were suspended on May 3, 2023. The
Staff determination to delist the Company securities became final on May 3, 2023.